EXHIBIT 99.8
January 27, 2006
Dear Board of Directors:
Today’s markets expect public companies to make complete and accurate public disclosure of all material developments. It is my understanding that our securities laws are designed to compel this disclosure to ensure that stockholders are kept well-informed of any such developments on a current basis. Despite my efforts, the Board of Directors of Motient Corporation (“Motient” or the “Company”) has persisted with an agenda that has not been disclosed to me and must leave its shareholders guessing as to the company’s intended direction.
As its volatile stock price suggests, we believe that Motient’s recent SEC filings have resulted in lots of head scratching among industry analysts, institutional investors and the broader markets. Indeed, it is unclear to us what direction, if any, the Company is now headed. The unusual chronology includes the following:
•	September 22, 2005 — Motient files a Current Report on Form 8-K announcing that it had executed a non-binding letter of intent to engage in a transaction that would result in the consolidation of the ownership of Mobile Satellite Ventures LP (“MSV”) and TerreStar Networks Inc. (“TerreStar”) within Motient, whereby Motient would issue a large number of its shares to MSV and TerreStar shareholders (the “Proposed Transaction”). Motient also announces that the Proposed Transaction would likely lead to the spin-off of TerreStar to Motient stockholders.

•	October 2005 — Motient makes numerous SEC filings defending its past actions in the face of Delaware and Texas litigation and pursuing an exchange offer with all holders of its Series A Preferred Stock.

•	November 3, 2005 — Motient files a Form S-1 with the Securities and Exchange Commission acknowledging that the Proposed Transaction is still in the works, but offering no additional details as to the status of the Proposed Transaction.

•	November 7, 2005 — Motient files a Current Report on Form 8-K announcing a stock buyback program, presumably in response to a precipitous decline in Motient’s stock price, which had hit a 52-week low on November 4 at $13.75/share.

•	November 21, 2005 — Motient files another Current Report on Form 8-K refuting allegations as to mismanagement by the Board of Directors and stating that certain stockholders had offered support for the Board in its continued negotiation of the Proposed Transaction.

•	Rajendra Singh and his family together acquired more than 13% of the outstanding shares of Motient in February 2005 in connection with their sale of a large stake in MSV to Motient. Singh, who agreed to serve as an advisor to Motient following his acquisition of Motient stock, is the developer and patent holder of significant wireless mobile communication technologies and is widely regarded as a leader in the field. From November 22 to December 9, 2005, Singh and his family begin a series of sales of Motient Common Stock through what Singh discloses to be part of a concerted 10b-5 trading program.

•	December 12, 2005 — Motient announces the decision by the Federal Communications Commission (“FCC”) to grant 20 MHz of the 2 GHz (S Band) spectrum to TerreStar, a level at which Motient gleefully concludes “allows enough bandwidth to guarantee robust voice and data services for first responders, underserved areas and the mobile communications consumer.” Motient’s stock closes at a near-term high of $23.47/share.

•	December 12, 2005 to January 12, 2006 — Raj Singh and his family continue their sales of shares of Motient stock.

•	January 12, 2006 — Motient Director Gerald Kittner announces his contribution of shares of Motient stock to a charity.

•	January 26, 2006 — After recovering to the mid-20’s, Motient’s stock price continues its recent downward drift to close at $20.65/share.
Although I continue to serve as a director, Motient’s Executive Committee has effectively managed the Company and its actions for the entire period outlined above. Like other stockholders, I am forced to speculate as to Motient’s business plans given the recent events. Is the Proposed Transaction still under consideration? If so, has the Company sought to renegotiate the exchange ratios announced in September? How has the FCC’s award of a full 20MHz of spectrum to TerreStar in December 2005 affected the Proposed Transaction? Additionally, in January 2006, MSV announced a $1 billion contract with Boeing to purchase satellites to build out its network. Does the Company support this? Where will MSV get the cash to pay for these satellites?
Also interesting is Raj Singh’s heavy selling in Motient shares since November 22, 2005. Over this period, Singh’s Form 4 filings reveal that he and his family have disposed of more than 4 million shares of Motient stock, albeit purportedly cloaked in a 10b-5 trading plan. Does Raj Singh know something about Motient’s plans that we do not know?
As a director, I have a right to know the answers to these questions, and as a stockholder, the management of Motient has an obligation to disclose fully and completely all material information in its possession. In addition, it is my understanding that the Company is obligated to update information previously disclosed to the market — such as statements made about the

Proposed Transaction — when that information is no longer accurate. Absent a return to normal corporate governance of the Company by its properly elected Board of Directors, in accordance with their fiduciary duties, I request that the Motient Board of Directors enlighten us as to the status of the Company, its plans and its future.
Sincerely,
/s/ James D. Dondero
James D. Dondero